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                                                                     EXHIBIT 4.1

                          Directors Compensation Plan


     This Directors Compensation Plan (the "Plan") is adopted by CommNet Cellular Inc. (the "Corporation") effective as of July 18, 1999 (the "Effective Date") and is for the exclusive benefit of the Qualifying Directors. The term "Qualifying Directors" as used herein means any natural person who serves as a member of the Board of Directors of the Corporation on or after May 29,1998 and who is not employed by the Corporation or any Affiliate of the Corporation. The term "Affiliate" means any entity that directly or indirectly controls, is controlled by, or is under common control with another entity. The following terms and conditions apply to Qualifying Directors as participants in the Plan.

1. Each Qualifying Director shall be paid a retainer of Three Thousand Seven Hundred Fifty Dollars U.S. ($3,750.00), for each calendar quarter, or pro rata portion thereof based upon the days during such quarter, that such Qualifying Director serves as a Director of the Corporation commencing with the quarter ending June 30, 1998.

2. Each Qualifying Director shall be paid One Thousand Dollars U.S. ($1,000.00-U.S.) for his/her participation in each meeting of the Board of Directors, other than regular quarterly meetings, or any committee thereof, whether conducted in person or telephonically, together with reimbursement for all travel costs and other out-of-pocket expenses incurred in attending such meetings commencing with meeting occurring after May 29, 1998.

3. On August 30, 1999, the Corporation shall issue to each Qualifying Director who was serving as a Director on both May 29, 1998 and May 29, 1999, One Thousand Five Hundred (1,500) shares of the common stock of the Corporation, fully paid and non-assessable, which shall be properly registered and shall be fully marketable at the time of issue.

4. Annually, on the anniversary date of commencement of service as a Director of the Corporation (the "Anniversary Date"), the Corporation shall issue to each Qualifying Director who has completed one year of service as a Director of the Corporation, One Thousand Five Hundred (1,500) shares of the common stock of the Corporation, fully paid and non-assessable, which shall be properly registered and shall be fully marketable at the time of issue. Qualifying Directors who are not serving as a Director of the Corporation on their respective Anniversary Date shall not receive any distribution of shares under this paragraph or any pro rated amount of shares. The first such Anniversary Date for Qualifying Directors serving on or before May 29, 1999, shall be May 29, 2000, and subsequent Anniversary Dates, if any, shall be May 29 of each year thereafter.

5. The benefits to Qualifying Directors set forth herein may not be assigned, pledged, hypothecated, or transferred in any other manner by the Qualifying Director.

6. This Plan is made under, and shall be interpreted in accordance with, the laws of the State of Colorado.

7. This Plan shall terminate with respect to any Qualifying Director on the date that such Qualifying Director is no longer a member of the Board of Directors of the Corporation whether by resignation, death, disability, removal or otherwise.